Filed by First Oak Brook Bancshares, Inc.
(Commission File No. 0-14468)
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: MB Financial, Inc.
(Commission File No: 0-24566-01)

Set forth below are presentation materials for First Oak Brook Bancshares, Inc.’s Annual Shareholders’ Meeting held on May 9, 2006.
and
FIRST OAK BROOK
BANCSHARES
Creating the Leading Chicagoland Franchise
FOBB Annual Meeting
May 9, 2006

When used in this presentation and in filings with the Securities and Exchange Commission, in other press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believe,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “plans,” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities
Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial items.
By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements.
Important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: (1) expected cost savings and synergies from the MB Financial-First Oak Brook merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; (2) the requisite stockholder and regulatory approvals for the MB Financial-First Oak Brook merger might not be obtained; (3) the credit risks of lending activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses; (4) competitive pressures among depository institutions; (5) interest rate movements and their impact on customer behavior and net interest margin; (6) the impact of repricing and competitors' pricing initiatives on loan and deposit products; (7) the ability to adapt successfully to technological changes to meet customers' needs and developments in the market place; (8) MB
Financial's ability to realize the residual values of its direct finance, leveraged and operating leases;
(9) the ability to access cost-effective funding; (10) changes in financial markets; (11) changes in economic conditions in general and in the Chicago metropolitan area in particular; (12) the costs, effects and outcomes of litigation; (13) new legislation or regulatory changes, including but not limited to changes in federal and/or state tax laws or interpretations thereof by taxing authorities; (14)
changes in accounting principles, policies or guidelines; (15) MB Financial’s deposit growth and deposit mix resulting from its new deposit gathering strategy may be less favorable than expected; (16) the impact of the guidance recently proposed by the federal banking regulators regarding concentrations in real estate lending; and (17) future acquisitions by MB Financial of other depository institutions or lines of business.

First Oak Brook Bancshares, Inc. does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.
Forward Looking Statements

Additional Information & Participants in this
Transaction
Additional Information
MB Financial will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction.  The registration statement will include a joint proxy statement of MB Financial and First Oak Brook that also constitutes a prospectus of MB Financial, which will be sent to the stockholders of MB Financial and First Oak
Brook.  Investors and security holders are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information.  When filed, this document and other documents relating to the merger filed by MB Financial and First Oak Brook can be
obtained free of charge from the SEC’s website at www.sec.gov.   These documents also can be
obtained free of charge by accessing MB Financial’s website at www.mbfinancial.com under the tab “Investor Relations” and then under “SEC Filings” or by accessing First Oak Brook’s website at
www.firstoakbrook.com under the tab “SEC Filings.”  Alternatively, these documents can be obtained free of charge from MB Financial upon written request to MB Financial, Inc., Secretary,
  6111 North River Road, Rosemont, Illinois 60018 or by calling (847)  653-1992, or from First Oak
Brook, upon written request to First Oak Brook Bancshares, Inc., Rosemarie Bouman, 1400
Sixteenth Street, Oak Brook, Illinois 60523 or by calling (630) 571-1050.
Participants in this Transaction
MB Financial, First Oak Brook and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction.  Information about these participants may be found in the definitive proxy statements filed with the SEC by MB Financial on March 29, 2006 and by First Oak Brook on April 7, 2006.
These definitive proxy statements can be obtained free of charge from the sources indicated
above. Additional information regarding the interests of these participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

The FOBB/MB Financial Combined Franchise
	MB	FOBB	Combined
Total Assets	$5.9 Bil	$2.3 Bil	$8.2 Bil
Loans	$3.9 Bil	$1.4 Bil	$5.3 Bil
Total Deposits	$4.4 Bil	$1.9 Bil	$6.3 Bil
Total Equity	$501.9 Mil	$132.4 Mil	$800 Mil
Net Income for
the 1st qtr 2006	$17.1 Mil	$3.4 Mil

Transaction Rationale
Strategically
Compelling
Financially
Attractive
■
FOBB provides MB Financial with core deposit
funding for future commercial loan growth
—
First Oak Brook is one of Chicago’s premier deposit
gatherers
—
Strong treasury management function generates
significant commercial deposits
■
FOBB enhances MB Financial’s branch presence in
highly attractive Chicago marketplace
—
Entry / extension into attractive Western and affluent
Northern suburbs
—
Highly complementary to existing footprint
■
FOBB significantly increases MB Financial’s scale
—
Top 10 presence in Chicago MSA
■
GAAP and Cash EPS accretive
■
IRR in excess of 15%
■
Achievable, conservative cost savings assumptions
■
Low-risk transaction integration

and
FIRST OAK BROOK
BANCSHARES
■
Strong deposit gathering expertise
—
12+% annual core deposit growth
■
Proven de novo branching success
■
Top 5 deposit market share in DuPage
County
■
Leading treasury management
products and service
■
Solid expense control
■
Strong credit quality
■
Proven asset generation capability
—
16% annual commercial loan growth
■
Proven and disciplined acquisition partner
■
Top 10 deposit market share in Cook County
■
High quality leasing business
■
Valuable ethnic banking niches
—
Korean, Ukrainian, Polish
■
Increasing, stable and consistent earnings
■
Strong credit quality
■
Strong earning asset growth supported by equally strong organic deposit growth
■
Distinctive and valuable branch network (61 offices and growing)
■
Top 5 competitor in middle-market commercial banking segment
■
Top 10 Chicago MSA deposit market share
■
Enhanced scale in treasury management, merchant processing, asset management, trust, private client services and leasing business lines
Compelling Strategic Rationale

Target Companies - Sales $5 to $100 million		
County	Total	Percent
Cook, IL	5,191	59.9%
Du Page, IL	1,550	17.9%
Lake, IL	820	9.5%
Kane, IL	437	5.0%
Will, IL	303	3.5%
McHenry, IL	221	2.5%
De Kalb, IL	66	0.8%
Kendall, IL	54	0.6%
Grundy, IL	31	0.4%
	8,673	100.0%

BUFFALO GROVE
PALATINE
EVANSTON
Kane
LOMBARD
DuPage
Cook
NAPERVILLE
Kendall
Will
JOLIET
Lake
First Oak Brook
MB Financial

■
61 full-service branches in
Chicagoland
■
Highly desirable and
complementary branch network
■
#9 in deposit market share in
the Chicago MSA
■
#3 in deposit market share in
the DuPage MSA
■
Excellent coverage of middle-
market business locations
Source: SNL Financial. Data as of 30-Jun-2005.
The FOBB/MB Financial Combined Franchise

Chicago Deposit Market Share
MSA:  Chicago-Naperville-Joliet, IL-IN-WI
Source:  SNL Financial at 6/30/05
Rank	Institution	Type	Branch Count	Total Deposits in Market ($000)	Total Market Share (%)
1	JP Morgan Chase & Co. (NY)	Bank	339	38,406,892	16.03
2	LaSalle Bank Corporation (IL)	Bank	142	30,956,884	12.92
3	Harris (Bank of Montreal)	Bank	196	23,500,697	9.81
4	Northern Trust Corp. (IL)	Bank	18	8,461,138	3.53
5	Fifth Third Bancorp (OH)	Bank	123	8,052,445	3.35
6	Wintrust Financial Corp. (IL)	Bank	68	6,460,053	2.70
7	Charter One (RBS Group)	Bank	133	6,446,076	2.69
8	MAF Bancorp Inc. (IL)	Thrift	60	5,628,954	2.35
9	Combined FOBB/MB	Bank	61	5,584,795	2.33
10	Corus Bankshares Inc. (IL)	Bank	14	5,500,178	2.29

	Totals	263	3,071	239,666,690	0.67

DuPage County Market Share
			In DuPage
Rank	Institution	# Offices	($million) Deposits	% Market Share
1	J P Morgan Chase	41	3,141	13.24%
2	Harris (Bank of Montreal)	23	2,493	10.51%
3	Combined FOBB/MB	13	1,595	6.72%
4	Mid America Bank	13	1,511	6.37%
5	Fifth Third	17	1,411	5.60%
6	Lasalle (ABN Amro)	20	1,329	5.57%
7	West Suburban Bank	26	1,321	5.57%
8	Charter One (RBS)	22	1,197	5.05%
9	Wintrust	7	711	3.00%
10	US Bank	12	601	2.54%
Total of 72 Banks		373	$23,723
Source:  SNL Financial at 6/30/05

Low Execution/Integration Risk
Low execution/integration risks with MBFI as your partner
—
MB’s Proven merger capabilities
▪
Successful track record – 19 transactions completed since 1990
▪
M&A skills recognized by investor community
—
MB’s Experienced at complex integrations
▪
Collaborative approach
▪
Open, accepting culture – lowers staff risk
—
Similar business philosophies and strategies
—
Integration without distractions.  MBFI has no other pending acquisitions.
—
Reputation for treating partners fairly
—
Excellent regulatory relations; outstanding CRA rating

Transaction Summary
Consideration Per Share:          $36.80 in value per First Oak Brook share*
Transaction Value:            $372mm
Consideration Mix:             80% stock / 20% cash
Form of Consideration:          Fixed number of MB Financial shares of approximately 8.4 million**
                     Fixed cash amount of approximately $74 million**

Stock / Cash Election:                               Shareholders to elect between common stock or cash subject to proration
MB Financial Dividend:              Commitment to increase to $0.18/share quarterly (post-closing)
First Oak Brook Ownership:                      23% (fully diluted)
Board Seats:               1 to Richard Rieser (First Oak Brook CEO)
1 to Charles Gries (First Oak Brook independent director)
Cost Savings:                                              $12.6mm (pre-tax)
GAAP EPS Accretion:
2007                    2.2%
2008                    4.0
Due Diligence:                            Complete
Approvals:                  Regulatory; First Oak Brook and MB Financial shareholders
Expected Closing:              4th Quarter 2006
* Based on average MB Financial closing price during five-trading day period ended April 28, 2006.
** Excludes common stock equivalents.

Defined Term		At Close	At Announcement	At Close
MBFI Stock Price ($)		$31.91	$35.45	$39.00
Aggregate MBFI Share Amount	FIXED	8,506,092 (shares)	8,506,092 (shares)	8,506,092 (shares)
Aggregate Stock Amount ($)		$271,429,396	$301,540,961	$331,737,588
Aggregate Cash Amount ($)	FIXED	$75,376,661	$75,376,661	$75,376,661
Closing Transaction Value ($)		$346,806,056	$376,917,622	$407,114,249
FOBB Shares Outstanding		10,241,394	10,241,394	10,241,394
Per Share Amount ($)		$33.86	**$36.80**	$39.75
% Cash of transaction		21.7%	20.0%	18.5%
% Stock of transaction		78.3%	80.0%	81.5%

Transaction Value Between Announcement and Close
-10%
-8%
+10%
+8%
MBFI Stock Value at Close
$35.00
$36.00
$37.00
$38.00
$39.00
$40.00
$41.00
$42.00
$43.00
$44.00
 Per Share Amount
$36.43
$37.26
$38.09
$38.92
$39.75
$40.58
$41.41
$42.24
$43.07
$43.90

$50.00
$45.00
$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
Price
600
400
200
0
Volume
5/4/01
12/18/01
8/2/02
3/19/03
11/3/03
6/18/04
2/1/05
9/16/05
5/4/06
Volume
MBFI

MBFI Price Performance
Total Return(1):   YTD: 7.48%   1 Year: 3.92%   3 Year: 16.20%   5 Year: 25.08%
Three Year Average Daily Volume: 62,795
Source:  Fact Set.
(1) Source: Bloomberg, LP; assumes reinvestment of dividends in security.  As of close 5/4/2006.

and
FIRST OAK BROOK
BANCSHARES
Creating the Leading Chicagoland Franchise
FOBB Annual Meeting
May 9, 2006